BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS), pursuant to Resolution CVM No. 44/2021 and in addition to the announcement to the market disclosed by the Company on November 30, 2021, informs its shareholders and the market in general that its wholly-owned indirect subsidiaries BRF Foods GmbH and One Foods Holdings Ltd. have executed today an amendment (“Amendment”) to the joint venture and shareholders’ agreement (“Shareholders’ Agreement”) with Qatar Holding LLC, a wholly-owned subsidiary of the Qatar Investment Authority (“QIA”). The Amendment provides for new terms and conditions of their partnership in TBQ Foods GmbH (“TBQ”), a holding company held 60% by BRF and 40% by QIA, which holds 91.7% of the shares issued by Banvit Bandırma Vitaminli Yem Sanayi Anonim Şirketi (“Banvit”).

In the Amendment, BRF and QIA have agreed on the termination of the put option available to QIA under the original Shareholders’ Agreement. From 2023, QIA will have further alternatives to liquidate its investment in Banvit. In any event, BRF’s financial liability towards QIA has been terminated.

The result of the negotiations on the Amendment reinforces the commitment and trust in the partnership between BRF and QIA.

São Paulo, December 13, 2021

Carlos Alberto Bezerra de Moura
Chief Financial and Investor Relations Officer
BRF S.A.